MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 22, 2010

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                 Pre-Effective Date Responses Post-Effective Amendment No. 15 under the Securities Act of 1933 and No. 11 under the Investment Company Act of 1940 to the Registration Statement on Form N-6 of Mutual of America Separate Account No. 3 (VUL Policy).  (SEC File No. 333-83413 and 811-09487)

Dear Mr. Oh:

I received your voice message regarding your request to receive responses to comments 7a-c.  Both Thomas Martin and I have in our notes a request to receive early responses to your comments 3, 5 and 6 prior to filing and as such we filed responses to only those comments on April 20, 2010.  Responses to comments 7a-c are provided below.

Comment 7A:	Disclose the source from which the Cost of Insurance Charges are deducted under “Charges and Deductions You will Pay.”
Response:	A reference to the S.A.I. and a brief description has been added to the “Cost of Insurance” section.

Comment 7B:	With regard to the Administrative Charges, specify the amounts, the source from which the fee is deducted and what services it covers.
Response:

The existing text discloses that the fee is 0.40% of assets, so it is not susceptible of being stated as a numerical amount. However, text has been added to “Charges and Deductions You will Pay — Administrative Charges” to specify the higher charge commencing on the Change Date and the effect of the credits for reimbursements by American Century and Fidelity in reducing the percentage applied for the Administrative Charge. The source of the fees has been disclosed and language describing the nature of the services provided has been added.

Comment 7C:	Disclose the Administrative Fee structure separately for the period commencing on the Change Date.
Response:	As noted in response to Comment 7B, this disclosure has been made.

We look forward to speaking with you tomorrow to discuss these responses and any additional comments.

Very truly yours,

/s/ Amy Latkin